United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Gopal Dharia

January 10, 2008

Re:	Gabriel Technologies Corporation Item 4.01 of Form 8-K Filed December 11, 2007 File No. 0-23415

Ladies and Gentlemen:

The following responses address the comments of the SEC Staff (the “Staff”) as set forth in its letter dated December 13, 2007 (the “Comment Letter”) relating to the Form 8-K (the “8-K”) of Gabriel Technologies Corporation (“Gabriel” or the "Company"). On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
As we advised you in our telephone conversation on December 12, 2007, you should file an Item 4.01 Form 8-K immediately with respect to your former auditors. The filing was due on the fourth day after the date that your auditor/client relationship was ended.

Item 304 of Regulation S-B describes the disclosure required by Item 4.01 Form 8-K.  You should give a copy of the Form 8-K to your former auditors-Williams & Webster as soon as possible so they can file their letter required by Item 304.  You are required to give them a copy no later than the date you file the Form 8-K with the Commission.  They should file their letter with the Commission under the Item 4.01 designation no later that 10 business days after you file the Form 8-K.

Response to No.1

The Company has revised its response to comment No. 1 and filed an Item 4.01 of Amendment No. 1 to Form 8-K on January 2, 2008 in accordance with the Commission’s comment.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Matthew S. Kamen